UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           SOUTHWALL TECHNOLOGIES INC.
                           --------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    844909101
                     ---------------------------------------
                                 (CUSIP Number)


                                 CARLOS P. SALAS
                      DOLPHIN ASSET MANAGEMENT CORPORATION
                              129 EAST 17TH STREET
                               NEW YORK, NY 10003
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                DECEMBER 18, 2003
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box |_|.

      The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 844909101   |                                | PAGE 1 OF 4         |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Direct Equity Partners, LP                                      |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | WC                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 6,127,251                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 6,127,251                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 6,127,251                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN    |_|    |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 32.81%                                                                  |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | PN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 844909101   |                                | PAGE 2 OF 4         |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  |  NAME OF REPORTING PERSONS                                              |
|    |  Dolphin Advisors, L.L.C.                                               |
|    |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                     |
|    |  (Intentionally Omitted)                                                |
|----|-------------------------------------------------------------------------|
| 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|  |
|    |                                                               (b)  |_|  |
|----|-------------------------------------------------------------------------|
| 3  |  SEC USE ONLY                                                           |
|----|-------------------------------------------------------------------------|
| 4  |  SOURCE OF FUNDS                                                        |
|    |  WC                                                                     |
|----|-------------------------------------------------------------------------|
| 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               |
|    |  PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|  |
|----|-------------------------------------------------------------------------|
| 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|    |  U.S.                                                                   |
|------------------------------------------------------------------------------|
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 6,127,251                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 6,127,251                                        |
|------------------------------------------------------------------------------|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 6,127,251                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          |_|     |
|    | CERTAIN SHARES*                                                         |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 32.81%                                                                  |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | PN                                                                      |
------------------------------------------------------------------------------

                                 SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 844909101   |                                | PAGE 3 OF 4         |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  |  NAME OF REPORTING PERSONS                                              |
|    |  Dolphin Management Inc.                                                |
|    |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                     |
|    |  (Intentionally Omitted)                                                |
|----|-------------------------------------------------------------------------|
| 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|  |
|    |                                                               (b)  |_|  |
|----|-------------------------------------------------------------------------|
| 3  |  SEC USE ONLY                                                           |
|----|-------------------------------------------------------------------------|
| 4  |  SOURCE OF FUNDS                                                        |
|    |  WC                                                                     |
|----|-------------------------------------------------------------------------|
| 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               |
|    |  PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|   |
|----|-------------------------------------------------------------------------|
| 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|    |  U.S.                                                                   |
|------------------------------------------------------------------------------|
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 6,127,251                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 6,127,251                                        |
|------------------------------------------------------------------------------|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 6,127,251                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          |_|     |
|    | CERTAIN SHARES*                                                         |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 32.81%                                                                  |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | CO                                                                      |
 ------------------------------------------------------------------------------

                                 SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 844909101   |                                | PAGE 4 OF 4         |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  |  NAME OF REPORTING PERSONS                                              |
|    |  Peter E. Salas                                                         |
|    |  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                     |
|    |  (Intentionally Omitted)                                                |
|----|-------------------------------------------------------------------------|
| 2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|  |
|    |                                                               (b)  |_|  |
|----|-------------------------------------------------------------------------|
| 3  |  SEC USE ONLY                                                           |
|----|-------------------------------------------------------------------------|
| 4  |  SOURCE OF FUNDS                                                        |
|    |  WC                                                                     |
|----|-------------------------------------------------------------------------|
| 5  |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               |
|    |  PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|   |
|----|-------------------------------------------------------------------------|
| 6  |  CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|    |  U.S.                                                                   |
|------------------------------------------------------------------------------|
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 6,127,251                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 6,127,251                                        |
|------------------------------------------------------------------------------|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 6,127,251                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES           |_|    |
|    | CERTAIN SHARES*                                                         |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 32.81%                                                                  |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | IN                                                                      |
 ------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D
                        PURSUANT TO RULE 13D-1 UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1. SECURITY AND ISSUER.

      This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Southwall Technologies Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1029 Corporation Way, Palo Alto, California 94303.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c) and (f) This Statement is filed by Dolphin Direct Equity Partners, LP, a Delaware limited partnership ("Dolphin Direct"), Dolphin Advisors, L.L.C., a Delaware limited liability company ("Dolphin Advisors"), Dolphin Management, Inc., a New York corporation ("Dolphin Management"), and Peter E. Salas, a natural person who is a U.S. citizen. Dolphin Direct, Dolphin Advisors, Dolphin Management and Peter E. Salas are collectively referred to in this Statement as the "Reporting Persons."

      The principal business office and mailing address of the Reporting Persons is c/o Dolphin Asset Management Corporation, 129 East 17th Street, New York, New York 10003. Dolphin Direct is a private investment partnership. The business of Dolphin Advisors is serving as the managing general partner of Dolphin Direct. The business of Dolphin Management is serving as a general partner of Dolphin Direct and of Dolphin Offshore Partners, L.P., a private investment partnership, and as managing member of Dolphin Advisors. The present principal occupation of Peter E. Salas is President of Dolphin Management.

      (d) and (e) During the past five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On December 18, 2003, the Company entered into an agreement (the "Investment Agreement") for a new bank loan guarantee and equity financing package of up to $7,500,000 from Dolphin Direct, Needham & Company, Inc., a Delaware corporation ("Needham & Co."), and the following affiliates of Needham & Co.: Needham Capital Partners II, L.P., a Delaware limited partnership, Needham Capital Partners II (Bermuda), L.P., a limited partnership organized and existing under the laws of Bermuda, Needham Capital Partners III, L.P., a Delaware limited partnership, Needham Capital Partners IIIA, L.P., a Delaware limited partnership, and Needham Capital Partners III (Bermuda), L.P., a limited partnership organized and existing under the laws of Bermuda (together with

Needham & Co., the "Needham Affiliates"), and, pursuant to the Investment Agreement, issued a warrant to Needham & Co. to purchase 941,115 shares of Common Stock for an exercise price of $0.01 per share. This warrant is immediately exercisable and expires on December 18, 2008.

      Under the terms of the Investment Agreement, Needham & Co. executed a guarantee of up to $2.25 million under a $3.0 million line of credit facility the Company entered into with Pacific Business Funding, a division of Cupertino National Bank, which is a subsidiary of Great Bay Bancorp ("PBF").

      On December 18, 2003, Dolphin Direct and Needham & Co. entered into a letter agreement (the "Letter Agreement") pursuant to which (i) Dolphin Direct agreed to deposit funds in the amount of $1,057,799 with Needham & Co. in connection with the loan guaranty provided by Needham & Co. to the Company and to reimburse Needham & Co. for one-third of any liability of Needham & Co. under the loan guaranty and (ii) Needham & Co. agreed to transfer to Dolphin one-third of the warrants issued to Needham & Co. by the Company in connection with such loan guaranty, including warrants issued pursuant to the anti-dilution rights set forth in Section 4.14 of the Investment Agreement. The source of funds deposited with Needham & Co. by Dolphin Direct was the working capital of Dolphin Direct.

      Pursuant to the Letter Agreement, Needham & Co. transferred to Dolphin Direct, at Needham & Co.'s cost, (i) a warrant exercisable for 313,705 shares of Common Stock at an exercise price of $0.01 per share issued to Needham & Co. on December 18, 2003, which warrants constituted a portion of the warrant for 941,155 shares of Common Stock issued to Needham & Co. pursuant to the Investment Agreement on December 18, 2003, and (ii) the warrants described below issued by the Company to Needham & Co. pursuant to Section 4.14 of the Investment Agreement.

      On December 18, 2003, the Company issued warrants and notes to certain creditors and other parties, including Needham & Co. As a result of these issuances, pursuant to Section 4.14 of the Investment Agreement, the Company issued to Dolphin Direct warrants to purchase a total of 141,033 shares of common stock at an exercise price of $0.01 per share. Pursuant to the Letter Agreement, Needham & Co. then transferred warrants exercisable for 5,772 shares of Common Stock to Dolphin Direct at Needham & Co.'s cost.

      On January 15, 2004, the Company issued to Needham & Co. a warrant to purchase 941,115 shares of Common Stock at an exercise price of $0.01 per share. This warrant was issued to Needham & Co. pursuant to the terms of the Investment Agreement in consideration for providing a loan guaranty. Pursuant to the Letter Agreement, Needham & Co. then transferred warrants exercisable for 313,705 shares of Common Stock to Dolphin Direct at Needham & Co.'s cost.

      On January 19, 2004, the Company issued warrants and notes to certain creditors and other parties, including the Needham & Co. As a result of this issuance, pursuant to Section 4.14 of the Investment Agreement, the Company issued to Dolphin Direct warrants to purchase a total of 529,818 shares of Common Stock at an exercise price of $0.01 per share. Pursuant to the Letter

Agreement, Needham & Co. then transferred warrants exercisable for 2,649 shares of Common Stock to Dolphin Direct at Needham & Co.'s cost.

      On January 29, 2004, the Company issued notes to certain creditors. As a result of this issuance, pursuant to Section 4.14 of the Investment Agreement, the Company issued to Dolphin Direct warrants to purchase a total of 182,084 shares of Common Stock at an exercise price of $0.01 per share.

      On January 30, the Company issued warrants and notes to certain creditors and other parties, including Needham & Co. As a result of this issuance, pursuant to Section 4.14 of the Investment Agreement, the Company issued to Dolphin Direct warrants to purchase a total of 498 shares of Common Stock at an exercise price of $0.01 per share. Pursuant to the Letter Agreement, Needham & Co. then transferred warrants exercisable for 1,235 shares of Common Stock to Dolphin Direct at Needham & Co.'s cost.

      On February 19, 2004, the Company issued notes to certain creditors. As a result of this issuance, pursuant to Section 4.14 of the Investment Agreement, the Company issued to Dolphin Direct warrants to purchase a total of 1,111,250 shares of Common Stock at an exercise price of $0.01 per share.

      On February 20, 2004, the Company entered into an Amended and Restated Investment Agreement (the "Amended Investment Agreement") with Dolphin Direct and the Needham Affiliates. The Amended Investment Agreement amended and restated the Investment Agreement. As more fully described below, on February 20, 2004, Dolphin Direct purchased $1,500,000 of Secured Convertible Promissory Notes (the "Notes") from the Company for an aggregate purchase price of $1,500,000, and, in connection with the issuance of the Notes and pursuant to
Section 4.14 of the Amended Investment Agreement, the Company issued to Dolphin Direct warrants to purchase an aggregate of 2,025,502 shares of Common Stock. These warrants are immediately exercisable and expire on February 20, 2009. The source of funds used to purchase the Notes by Dolphin Direct was the working capital of Dolphin Direct.

ITEM 4. PURPOSE OF TRANSACTION.

      On December 18, 2003, the Company entered into the Investment Agreement for a new bank loan guarantee and equity financing package of up to $7,500,000 from Dolphin Direct and the Needham Affiliates.

      As described above under Item 3, under the terms of the Investment Agreement, Needham & Co. executed a guarantee of up to $2.25 million under a $3.o million line of credit facility the Company entered into with PBF and received a warrant to purchase 941,115 shares of Common Stock for an exercise price of $0.01 per share. The Investment Agreement provided that, subject to certain conditions, Needham & Co. would execute a guarantee of the remaining $750,000 under the line of credit and receive an additional warrant to purchase 941,115 shares of Common Stock on the same terms and conditions as the earlier warrant. This warrant was issued on January 15, 2004, as described above under
Item 3.

      The Investment Agreement further provided that, following the extensions of credit described above, and subject to certain conditions, Dolphin Direct and the Needham Affiliates would agree to purchase from the Company, and the Company would agree to sell to them, an aggregate of 1,500,000 shares of the Series A preferred stock at a price of $0.001 per share (the "Series A Preferred Stock"), upon the completion, in the purchasers' reasonable discretion, of certain restructuring measures. The Series A Preferred Stock would be convertible on a one-for-one basis into Common Stock, have a preference over the Common Stock in the event of a liquidation or winding up of the Company, and carry a cumulative dividend of 10% per annum, along with other protective and anti-dilution provisions. The approval of the holders of the Series A Preferred Stock would be required for the Company to take certain actions, including the consummation of any merger or sale of the Company or all or substantially all of its assets. In connection with this purchase of the Series A Preferred Stock, the purchasers would receive additional five year warrants to purchase a number of shares of Common Stock equal to an aggregate of 7.5% of the total shares outstanding, at a nominal exercise price.

      The Investment Agreement further provided that Dolphin Direct and the Needham Affiliates would agree to purchase from the Company, and the Company would agree to sell to them, an additional 3,000,000 shares of the Series A Preferred Stock upon satisfaction, in the purchasers' reasonable discretion, of certain conditions. These conditions included the Company having attained certain revenue levels for the first quarter of 2004 from current business lines and the achieving of cash flow break-even at quarterly revenue levels below third quarter 2003 levels. In connection with this second purchase of the Company's preferred stock, the purchasers would receive additional warrants to purchase a number of shares of the Company's Common Stock equal to an aggregate of 6% of the total shares outstanding, at a nominal exercise price. The Company granted certain registration rights to Dolphin Direct and the Needham Affiliates with respect to the shares issuable upon exercise of the warrants or conversion of the Series A Preferred Stock.

      On December 18, 2003, Dolphin Direct and Needham & Co. entered into the Letter Agreement, described above under Item 3.

      On February 20, 2004, the Company entered into the Amended Investment Agreement, which amended the Investment Agreement to provide, among other things, for the purchase by Dolphin Direct and the Needham Affiliates of the Notes in one traunche rather than shares of Series A Preferred Stock of the Company in two traunches. As described above under Item 3, pursuant to the Amended Investment Agreement, on February 20, 2004 Dolphin Direct purchased from the Company an aggregate principal amount of $1,500,000 of Notes for an aggregate purchase price of $1,500,000. The Notes pay interest at an annual interest rate equal to the lower of 10% or the highest rate permitted by applicable law, compounded daily.

      The Notes are convertible, in whole or in part, at the option of the holder into shares of Series A Preferred Stock at a rate of one share of Series A Preferred Stock for each $1.00 of debt converted, subject to specified adjustments. The Notes are secured by a pledge of a portion of the stock of the Company's subsidiary, Southwall Europe GmBH, pursuant to a Pledge Agreement between the Company and Dolphin Direct and the Needham Affiliates. Upon conversion of a majority of the aggregate principal outstanding under the Notes, the remaining Notes will automatically convert. The Notes are due and payable February 20, 2009, or earlier upon the occurrence of an event of default under the Notes, as specified in the Amended Investment Agreement. The approval of the holders of the Notes will be required for the Company to take certain actions, including the consummation of any merger or sale of the Company or all or substantially all of its assets. The Series A Preferred Stock into which the Notes are convertible are in turn convertible on a one-for-one basis into Common Stock, have a preference over the Common Stock in the event of a liquidation or winding up of the Company, and carry a cumulative dividend of 10% per annum along with other protective and anti-dilution provisions. The approval of a majority of the holders of the outstanding shares of Series A Preferred Stock will be required for the Company to take certain actions, including the consummation of any merger or sale of the Company or all or substantially all of its assets.

      Pursuant to the Amended Investment Agreement, the Company has granted Needham & Co. board observer rights. The Company also granted certain registration rights to the holders of the Notes with respect to the shares of Common Stock underlying the Notes and the warrants issued under the Amended Investment Agreement.

      Under the Amended Investment Agreement, the Company is also required to issue additional Common Stock warrants to Dolphin Direct and the Needham Affiliates to protect their ownership position if the Company issues additional debt or equity in connection with its restructuring efforts.

      Other than as specified in this Item 4, the Reporting Persons have no plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)(1) Dolphin Direct owns of record and beneficially (i) a Note in the principal amount of $1,500,000, which is convertible to 1,500,000 shares of Series A Preferred Stock, which in turn is convertible to 1,500,000 shares of Common Stock, subject to adjustments applicable to the Note and the Series A Preferred Stock, and (ii) warrants which are exercisable for 4,627,251 shares of Common Stock. Accordingly, Dolphin Direct may be deemed to beneficially own the 6,127,251 shares of Common Stock underlying those securities, which amount constitutes 32.81% of the issued and outstanding Common Stock.

      (2) Dolphin Advisors may be deemed to own the Notes and warrants owned by Dolphin Direct by virtue of its position as managing general partner of Dolphin Direct, and accordingly may be deemed to beneficially own the 6,127,251 shares of Common Stock underlying those securities, which amount constitutes 32.81% of the issued and outstanding Common Stock. Dolphin Advisors disclaims beneficial ownership of all of the reported shares of Common Stock owned by Dolphin Direct, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

      (3) Dolphin Management may be deemed to own the Notes and warrants owned by Dolphin Direct by virtue of its position as managing member of Dolphin Advisors, the managing general partner of Dolphin Direct, and accordingly may be deemed to beneficially own the 6,127,251 shares of Common Stock underlying those securities, which amount constitutes 32.81% of the issued and outstanding Common Stock. Dolphin Management disclaims beneficial ownership of all of the reported shares of Common Stock owned by Dolphin Direct, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

      (4) Peter E. Salas may be deemed to own the Notes and warrants owned by Dolphin Direct by virtue of his position as President and a significant shareholder of Dolphin Management, the managing member of Dolphin Advisors, which in turn is the managing general partner of Dolphin Direct, and accordingly may be deemed to beneficially own the 6,127,251 shares of Common Stock underlying those securities, which amount constitutes 32.81% of the issued and outstanding Common Stock. Mr. Salas disclaims beneficial ownership of all of the reported shares of Common Stock owned by Dolphin Direct, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by him of beneficial ownership of such shares for any purpose.

      (b) Dolphin Advisors, the managing general partner of Dolphin Direct, and Dolphin Direct have shared power to direct the vote and disposition of 6,127,251 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the
Note into shares of Common Stock) and the exercise of the warrants owned by Dolphin Direct. Dolphin Management may be deemed to have shared power to direct the vote and disposition of 6,127,251 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the warrants owned by Dolphin Direct, because it is the managing member of Dolphin Advisors, the managing general partner of Dolphin Direct. Peter E. Salas may be deemed to have shared power to direct the vote and disposition of 6,127,251 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the warrants owned by Dolphin Direct, because he serves as the President of Dolphin Management, the managing member of Dolphin Advisors, which in turn is the managing general partner of Dolphin Direct.

      (c) Except as noted above, the Reporting Persons did not effect any transactions in the securities of the Company during the past 60 days.

      (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than as described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.    DESCRIPTION

    1        Joint Filing Agreement

    2        Power of Attorney of Dolphin Direct Equity Partners, LP

    3        Power of Attorney of Dolphin Advisors, L.L.C.

    4        Power of Attorney of Dolphin Management Inc.

    5 Investment Agreement, dated December 18, 2003, incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K filed with the SEC on December 23, 2003.

    6 Warrant, dated December 18, 2003, incorporated herein by reference to Exhibit 99.5 to the Company's Form 8-K filed with the Commission on December 23, 2003.

    7 Registration Rights Agreement, dated December 18, 2003, incorporated herein by reference to Exhibit 99.3 to the Company's Form 8-K filed with the Commission on December 23, 2003.

    8 Guaranty, dated December 18, 2003, by Needham & Company, Inc. in favor of Pacific Business Funding, incorporated herein by reference to Exhibit 5 to Needham & Co.'s Schedule 13D filed with the SEC on December 29, 2003.

    9 Amended and Restated Investment Agreement, dated February 20, 2003, incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K/A filed with the SEC on March 3, 2004.

    10       Needham & Co.'s Schedule 13D filed with the SEC on March 8, 2004.

    11 Form of Secured Convertible Promissory Note, incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K/A filed with the SEC on March 3, 2004.

    12 Amended and Restated Registration Rights Agreement, dated February 20, 2004, incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K/A filed with the SEC on March 3, 2004.

    13 Pledge Agreement, dated February 20, 2004, incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K/A filed with the SEC on March 3, 2004.

                                    SIGNATURE


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.


Dated:  May 12, 2004


                                    DOLPHIN DIRECT EQUITY PARTNERS, LP


                                    By: Carlos P. Salas
                                        --------------------------------------
                                        Name:   Carlos P. Salas
                                        Title:  Authorized Signatory


                                    DOLPHIN ADVISORS, L.L.C.


                                    By: Carlos P. Salas
                                        --------------------------------------
                                        Name:   Carlos P. Salas
                                        Title:  Authorized Signatory


                                    DOLPHIN MANAGEMENT, INC.


                                    By: Carlos P. Salas
                                        --------------------------------------
                                        Name:   Carlos P. Salas
                                        Title:  Authorized Signatory



                                        Peter E. Salas
                                    ------------------------------------------
                                               Peter E. Salas

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT



      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of beneficial interest, par value $.001 per share, of Southwall Technologies Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of May, 2004.


                                    DOLPHIN DIRECT EQUITY PARTNERS, LP


                                    By: Carlos P. Salas
                                        --------------------------------------
                                        Name:   Carlos P. Salas
                                        Title:  Authorized Signatory


                                    DOLPHIN ADVISORS, L.L.C.


                                    By: Carlos P. Salas
                                        --------------------------------------
                                        Name:   Carlos P. Salas
                                        Title:  Authorized Signatory


                                    DOLPHIN MANAGEMENT, INC.


                                    By: Carlos P. Salas
                                        --------------------------------------
                                        Name:   Carlos P. Salas
                                        Title:  Authorized Signatory



                                        Peter E. Salas
                                     ---------------------------------------
                                               Peter E. Salas

                                    EXHIBIT 2

                                POWER OF ATTORNEY


      DOLPHIN DIRECT EQUITY PARTNERS, LP (the "COMPANY") hereby appoints Carlos
P. Salas its attorney-in-fact to:

   (1) Execute on its behalf all Forms in accordance with the Securities Exchange Act of 1934 and the rules thereunder;

   (2) Perform any and all acts on the Company's behalf which may be necessary or desirable to complete and execute any Form and timely file such Form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

   (3) Take any other action in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by the Company, it being understood that the documents executed by such attorney-in-fact on its behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

      The Company grants to such attorney-in-fact full power to do and perform any and every act necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present. I ratify and confirm all that such attorney-in-fact shall lawfully do by the rights and powers herein granted by this Power of Attorney. Each attorney-in-fact shall have full power of substitution or revocation.

      The Company acknowledges that the attorney-in-fact, in serving in such capacity at its request, is not assuming any of the Company's responsibility to comply with the Securities Exchange Act of 1934.

      This Power of Attorney shall remain in full force and effect until revoked in a signed writing delivered to the Office of the Secretary of the Company for distribution to the foregoing attorneys-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of May, 2004.



                                DOLPHIN DIRECT EQUITY PARTNERS, LP
                                by Dolphin Advisors, L.L.C,
                                its managing general partner



                                Peter E. Salas
                                -----------------------------------------------
                                Name:  Peter E. Salas
                                Title: Managing Member

                                    EXHIBIT 3

                                POWER OF ATTORNEY


      DOLPHIN ADVISORS, L.L.C. (the "COMPANY") hereby appoints Carlos P. Salas its attorney-in-fact to:

   (1) Execute on its behalf all Forms in accordance with the Securities Exchange Act of 1934 and the rules thereunder;

   (2) Perform any and all acts on the Company's behalf which may be necessary or desirable to complete and execute any Form and timely file such Form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

   (3) Take any other action in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by the Company, it being understood that the documents executed by such attorney-in-fact on its behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

      The Company grants to such attorney-in-fact full power to do and perform any and every act necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present. I ratify and confirm all that such attorney-in-fact shall lawfully do by the rights and powers herein granted by this Power of Attorney. Each attorney-in-fact shall have full power of substitution or revocation.

      The Company acknowledges that the attorney-in-fact, in serving in such capacity at its request, is not assuming any of the Company's responsibility to comply with the Securities Exchange Act of 1934.

      This Power of Attorney shall remain in full force and effect until revoked in a signed writing delivered to the Office of the Secretary of the Company for distribution to the foregoing attorneys-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of May, 2004.



                                    DOLPHIN ADVISORS, L.L.C



                                    Peter E. Salas
                                    --------------------------------------------
                                    Name:  Peter E. Salas
                                    Title: Managing Member

                                    EXHIBIT 4

                                POWER OF ATTORNEY


      DOLPHIN MANAGEMENT INC. (the "COMPANY") hereby appoints Carlos P. Salas its attorney-in-fact to:

   (1) Execute on its behalf all Forms in accordance with the Securities Exchange Act of 1934 and the rules thereunder;

   (2) Perform any and all acts on the Company's behalf which may be necessary or desirable to complete and execute any Form and timely file such Form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

   (3) Take any other action in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by the Company, it being understood that the documents executed by such attorney-in-fact on its behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

      The Company grants to such attorney-in-fact full power to do and perform any and every act necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present. I ratify and confirm all that such attorney-in-fact shall lawfully do by the rights and powers herein granted by this Power of Attorney. Each attorney-in-fact shall have full power of substitution or revocation.

      The Company acknowledges that the attorney-in-fact, in serving in such capacity at its request, is not assuming any of the Company's responsibility to comply with the Securities Exchange Act of 1934.

      This Power of Attorney shall remain in full force and effect until revoked in a signed writing delivered to the Office of the Secretary of the Company for distribution to the foregoing attorneys-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of May, 2004.



                                      DOLPHIN MANAGEMENT INC.



                                      Peter E. Salas
                                      ------------------------------------------
                                      Name:  Peter E. Salas
                                      Title: President